Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Mayne announces details for off-market share buy-back

Exhibit 2 – Appendix 3C

Exhibit 3 – Notice of General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee

Name: Karen Kee Title: Company Secretary

Date: 2 February 2004